Organigram Global Congratulates Mark Carney on Election Win
Urges new government to work with industry to help legal cannabis industry fuel Canada’s economic growth
Toronto, Ontario – April 29, 2025 Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), Canada’s #1 cannabis company by market share, congratulates Prime Minister Mark Carney on the results of the 2025 federal election and urges policymakers to act swiftly in recognizing and elevating the cannabis sector as a critical pillar in Canada’s economic growth strategy.
“Congratulations to Prime Minister Carney on his party’s victory and to Opposition Leader Pierre Poilievre for his party’s strong showing, as well as all who put themselves forward as candidates,” said Beena Goldenberg, CEO of Organigram, “In this election, Canadians were asked to embrace a plan to build economic resilience against an increasingly unpredictable United States. Now it’s time for policymakers, industry leaders, and stakeholders to unite behind a shared goal: unlocking the full potential of Canada’s cannabis sector as a driver of innovation, job creation, and sustainable economic growth”.
Organigram is calling on the new government to take the following immediate steps to strengthen the sector:
-Reform the tax framework by replacing the $1/gram floor on cannabis products with a 10% ad valorem rate to save Canadians money at point of purchase and to help stand up the financial viability of the legal cannabis sector vs the illicit market;
-Eliminate interprovincial trade barriers by moving to a single national excise stamp by Canada Day 2025 to reduce red tape and duplication, while saving the industry $100 million in costs annually;
-Launch the development of a national cannabis export strategy, led by Global Affairs Canada and International Trade, to lock in a made-in-Canada approach to the estimated CAD $140 billion global cannabis market1.
As the cannabis market share leader, Organigram is well-placed to partner with the incoming government and all Parliamentarians to unlock the full potential of this sector. Through fairer taxation, export prioritization and by addressing interprovincial trade barriers and the illicit market, Canada’s legal cannabis sector can be set up for long term success and real growth.
Economic Contribution of Legal Cannabis to GDP
1 Prohibition Partners. (n.d.). The global cannabis report: Edition 3. Prohibition Partners. https://prohibitionpartners.com/reports/the-global-cannabis-report-edition-3/

Since legalization, the Canadian cannabis industry has contributed more than $43 billion to GDP2 and supports over 80,000 jobs across the country. In 2024 alone, it added $7.4 billion to Canada’s GDP3 – a number that is expected to grow in 2025. By contrast, in 2024, breweries contribute $2.6 billion4; forestry and logging contributed $3.3 billion5; and, wineries and distilleries contributed $929 million to GDP6. What’s more, public support is clear with a recent Abacus Data poll showing that 64% of Canadians believe the federal government should do more to help this sector succeed and grow7.

About Organigram
Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc., a licensed cultivator and processor of cannabis and manufacturer of cannabis-derived goods in Canada.
Organigram is focused on producing high-quality cannabis for adult recreational consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Trailblazer, BOXHOT, DEBUNK, Collective Project and Fetch. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown
2 Deloitte. (2021). An Industry makes its mark: The economic and social impact of Canada’s cannabis sector. https://www2.deloitte.com/content/dam/Deloitte/ca/Documents/consumer-business/ca_cannabis_annual_report-en-aoda.pdf
3 Statistics Canada. Table 36-10-0434-06  Gross domestic product (GDP) at basic prices, by industry, annual average, industry detail (x 1,000,000)
4 Ibid.
5 Ibid.
6 Ibid.
7 Abacus Data, “New Survey Finds Canadians Want Legal Cannabis Sector to Thrive,” April 17, 2024, https://abacusdata.ca/cannabis-sector-thrive-polling-64/

risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include regulatory changes, consumer demand and preferences and factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release is made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
For media enquiries:
Megan McCrae, Senior Vice President – Global Brands and Corporate Affairs megan.mccrae@organigram.ca
Max Schwartz – Director of Investor Relations max.schwartz@organigram.ca